Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three and six months ended March 31, 2013 and 2012

(unaudited)

Interim Condensed Consolidated Statements of Earnings

For the three and six months ended March 31

(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended March 31		Six months ended March 31
	2013	2012	2013	2012
	$	$	$	$
Revenue	2,526,225	1,065,791	5,059,154	2,097,930

Operating expenses
Costs of services, selling and administrative	2,265,999	909,919	4,586,921	1,803,217
Acquisition-related and integration costs (Note 4)	81,367	—	234,786	—
Finance costs	31,660	9,480	58,857	14,766
Finance income	(1,369)	(547)	(3,030)	(1,004)
Other income	—	—	—	(5,646)
Foreign exchange (gain) loss	(1,365)	(518)	1,151	(1,623)
Share of profit on joint venture	—	—	—	(3,996)

	2,376,292	918,334	4,878,685	1,805,714

Earnings before income taxes	149,933	147,457	180,469	292,216
Income tax expense	35,745	41,731	43,836	79,947

Net earnings	114,188	105,726	136,633	212,269

Earnings per share (Note 5C))
Basic earnings per share	0.37	0.41	0.45	0.82
Diluted earnings per share	0.36	0.40	0.43	0.79

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2013 and 2012	1

Interim Condensed Consolidated Statements of Comprehensive Income

For the three and six months ended March 31

(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2013	2012	2013	2012
	$	$	$	$
Net earnings	114,188	105,726	136,633	212,269

Net unrealized gains (losses) on translating financial statements of foreign operations (net of income taxes)	44,407	(23,989)	159,031	(70,034)
Net unrealized (losses) gains on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations (net of income taxes)	(3,256)	12,094	(55,469)	27,908
Net unrealized (losses) gains on cash flow hedges (net of income taxes)	(252)	3,665	(519)	(6,254)
Net unrealized actuarial gains (losses) (net of income taxes)	3,429	—	(7,106)	—
Net unrealized gains (losses) on investments available for sale (net of income taxes)	346	313	224	(200)

Other comprehensive income (loss)	44,674	(7,917)	96,161	(48,580)

Comprehensive income	158,862	97,809	232,794	163,689

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2013 and 2012	2

Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

	As at March 31, 2013	As at September 30, 2012 (Revised) (Note 7)
	$	$
Assets
Current assets
Cash and cash equivalents (Note 3)	154,433	113,103
Short-term investments	13,275	14,459
Accounts receivable	1,454,866	1,405,652
Work in progress	782,231	756,862
Prepaid expenses and other current assets	266,275	234,185
Income taxes	13,151	42,133

Total current assets before funds held for clients	2,684,231	2,566,394
Funds held for clients	220,759	202,407

Total current assets	2,904,990	2,768,801
Property, plant and equipment	488,322	500,868
Contract costs	162,759	169,871
Intangible assets	755,026	788,209
Other long-term assets	99,120	94,625
Deferred tax assets	308,024	306,661
Goodwill	6,070,506	5,948,837

	10,788,747	10,577,872

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,256,358	1,160,618
Accrued compensation	560,887	538,373
Deferred revenue	562,595	488,140
Income taxes	135,224	158,550
Provisions (Note 4)	273,893	245,440
Current portion of long-term debt	69,662	52,347

Total current liabilities before clients’ funds obligations	2,858,619	2,643,468
Clients’ funds obligations	216,283	197,986

Total current liabilities	3,074,902	2,841,454
Deferred tax liabilities	157,706	178,698
Long-term provisions (Note 4)	130,374	142,033
Long-term debt	3,028,170	3,196,061
Retirement benefits obligations	121,843	118,078
Other long-term liabilities	592,926	678,638

	7,105,921	7,154,962

Equity
Retained earnings	1,249,781	1,113,225
Accumulated other comprehensive income (Note 6)	96,462	301
Capital stock (Note 5A))	2,220,525	2,201,694
Contributed surplus	116,058	107,690

	3,682,826	3,422,910

	10,788,747	10,577,872

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2013 and 2012	3

Interim Condensed Consolidated Statements of Changes in Equity

For the six months ended March 31

(in thousands of Canadian dollars) (unaudited)

	Retained earnings	Accumulated other comprehensive income (loss)	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2012, as previously reported	1,113,225	(275)	2,201,694	107,690	3,422,334
Foreign currency translation effect of purchase price allocation retroactive adjustments (Note 7)	—	576	—	—	576

Balance as at September 30, 2012, as retrospectively revised	1,113,225	301	2,201,694	107,690	3,422,910
Net earnings for the period	136,633	—	—	—	136,633
Other comprehensive income for the period	—	96,161	—	—	96,161

	1,249,858	96,462	2,201,694	107,690	3,655,704
Share-based payment costs	—	—	—	14,755	14,755
Income tax impact associated with stock options	—	—	—	(216)	(216)
Exercise of stock options (Note 5A))	—	—	26,529	(6,171)	20,358
Repurchase of Class A subordinate shares (Note 5A))	(77)	—	(35)	—	(112)
Purchase of Class A subordinate shares held in trust (Note 5A))	—	—	(7,663)	—	(7,663)

Balance as at March 31, 2013	1,249,781	96,462	2,220,525	116,058	3,682,826

	Retained earnings	Accumulated other comprehensive (loss) income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2011	1,057,599	14,572	1,178,559	98,501	2,349,231
Net earnings for the period	212,269	—	—	—	212,269
Other comprehensive loss for the period	—	(48,580)	—	—	(48,580)

	1,269,868	(34,008)	1,178,559	98,501	2,512,920
Share-based payment costs	—	—	—	4,394	4,394
Income tax impact associated with stock options	—	—	—	2,605	2,605
Exercise of stock options	—	—	32,217	(7,757)	24,460
Repurchase of Class A subordinate shares	(68,774)	—	(24,640)	—	(93,414)
Purchase of Class A subordinate shares held in trust	—	—	(14,252)	—	(14,252)
Sale of Class A subordinate shares held in trust	—	—	1,118	53	1,171

Balance as at March 31, 2012	1,201,094	(34,008)	1,173,002	97,796	2,437,884

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2013 and 2012	4

Interim Condensed Consolidated Statements of Cash Flows

For the three and six months ended March 31

(tabular amounts only are in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2013	2012	2013	2012
	$	$	$	$
Operating activities
Net earnings	114,188	105,726	136,633	212,269
Adjustments for:
Amortization and depreciation	100,212	50,353	214,220	100,701
Deferred income taxes	(7,141)	(1,487)	(24,823)	5,033
Foreign exchange loss (gain)	12,756	(1,200)	13,463	(997)
Share-based payment costs	7,795	1,902	14,755	4,394
Gain on sale of investment in joint venture	—	—	—	(2,981)
Share of profit on joint venture	—	—	—	(3,996)
Dividend received from joint venture	—	—	—	7,350
Net change in non-cash working capital items	(80,633)	(51,077)	17,459	(68,842)

Cash provided by operating activities	147,177	104,217	371,707	252,931

Investing activities
Net change in short-term investments	1,759	787	1,650	3,470
Proceeds from sale of investment in joint venture	—	26,000	—	26,000
Proceeds from sale of business	—	458	—	916
Purchase of property, plant and equipment	(44,327)	(13,385)	(84,184)	(25,383)
Additions to contract costs	(16,406)	(6,382)	(25,573)	(14,342)
Additions to intangible assets	(32,627)	(10,151)	(42,534)	(19,164)
Net change in other long-term assets	680	(709)	(642)	(954)
Net change in long-term investments	(569)	—	114	—
Payment received from finance lease receivable	3,744	637	3,744	637

Cash used in investing activities	(87,746)	(2,745)	(147,425)	(28,820)

Financing activities
Net change in credit facilities	(81,805)	(67,308)	(200,019)	(608,723)
Increase of long-term debt	19,050	—	19,050	490,382
Repayment of long-term debt	(15,501)	(11,117)	(27,399)	(20,078)
Purchase of Class A subordinate shares held in trust (Note 5A))	—	—	(7,663)	(14,252)
Sale of Class A subordinate shares held in a trust	—	—	—	1,171
Repurchase of Class A subordinate shares (Note 5A))	—	(29,997)	(112)	(93,414)
Issuance of Class A subordinate shares	13,000	11,568	19,594	24,331

Cash used in financing activities	(65,256)	(96,854)	(196,549)	(220,583)

Effect of foreign exchange rate changes on cash and cash equivalents	13,234	2,347	13,597	123

Net increase in cash and cash equivalents	7,409	6,965	41,330	3,651
Cash and cash equivalents, beginning of period	147,024	57,359	113,103	60,673

Cash and cash equivalents, end of period (Note 3)	154,433	64,324	154,433	64,324

The following amounts are classified within operating activities:
Interest paid	20,341	3,494	44,024	6,889
Interest received	853	606	1,593	1,124
Income taxes paid	37,715	40,755	59,472	64,574

NON-CASH TRANSACTIONS

Significant non-cash transactions consisted of prepaid expenses and other current assets, property, plant and equipment and intangible asset additions for a total amount of $8,980,000 and $16,549,000 for the three and six months ended March 31, 2013, respectively ($14,495,000 and $40,314,000 for the three and six months ended March 31, 2012, respectively).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2013 and 2012	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.	Description of business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology services (“IT services”) as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business processes (“outsourcing”), systems integration and consulting including the sale of software licenses. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350, René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, “Summary of significant accounting policies” of the Company’s consolidated financial statements for the year ended September 30, 2012, which are based on IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. The accounting policies were consistently applied to all periods presented.

These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2012.

The Company’s unaudited interim condensed consolidated financial statements for the three and six months ended March 31, 2013 and 2012 were authorized for issue by the Board of Directors on April 29, 2013.

3.	Cash and cash equivalents

	As at March 31, 2013	As at September 30, 2012
	$	$
Cash	129,990	86,060
Cash equivalents	24,443	27,043

Cash and cash equivalents	154,433	113,103

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2013 and 2012	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

4.	Provisions

The Company’s provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions primarily related to tax exposure, contractual disputes and employee claims, decommissioning liabilities for operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the term and restructuring provisions. The provisions related to the acquisition of Logica plc (“Logica”) have been retrospectively revised (Note 7).

During the three and six months ended March 31, 2013, the Company expensed $81,367,000 and $234,786,000, respectively for integration costs. These expenses for the three and six months ended March 31, 2013, include an amount of approximately $66,000,000 and $202,000,000, respectively, of integration costs for the termination of employees to transform the operations of Logica to the Company’s operating model and for onerous leases. These expenses were mostly offset by payments.

In addition, during the six months ended March 31, 2013, the Company made payments of approximately $19,000,000 to a government agency regarding social security claims.

5.	Capital stock, share-based payments and earnings per share

A) CAPITAL STOCK

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
Balance as at September 30, 2012	273,771,106	2,154,807	33,608,159	46,887	307,379,265	2,201,694
Repurchased and cancelled[1]	(5,000)	(35)	—	—	(5,000)	(35)
Issued upon exercise of stock options[2]	1,835,251	26,529	—	—	1,835,251	26,529
Purchased and held in trust[3]	—	(7,663)	—	—	—	(7,663)

Balance as at March 31, 2013	275,601,357	2,173,638	33,608,159	46,887	309,209,516	2,220,525

[1]

On January 30, 2013, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 20,685,976 Class A subordinate shares for cancellation on the open market through the Toronto Stock Exchange. The Class A subordinate shares were available for purchase commencing February 11, 2013 until no later than February 10, 2014, or on such earlier date when the Company completes its purchases or elects to terminate the bid. During the six months ended March 31, 2013, the Company repurchased 5,000 Class A subordinate shares for cash consideration of $112,000. The excess of the purchase price over the carrying value, in the amount of $77,000 was charged to retained earnings.

[2]

The carrying value of Class A subordinate shares includes $6,171,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[3]

The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 336,849 Class A subordinate shares of the Company on the open market for $7,663,000 during the six months ended March 31, 2013. As at March 31, 2013, 1,200,715 Class A subordinate shares were held in trust under the PSU plan (Note 5B)).

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2013 and 2012	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

B) SHARE-BASED PAYMENTS

i) Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents information concerning all outstanding stock options granted by the Company:

Number of stock options
Outstanding as at September 30, 2012	18,617,230
Granted	7,161,507
Exercised	(1,835,251)
Forfeited	(1,754,117)

Outstanding, as at March 31, 2013	22,189,369

The fair value of stock options granted in the period and the assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	For the six months ended March 31
	2013	2012
Weighted average assumptions
Grant date fair value ($)	4.98	4.65
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	23.67	27.15
Risk-free interest rate (%)	1.29	1.38
Expected life (years)	4.00	4.00
Exercise price ($)	23.87	19.71
Share price ($)	23.87	19.71

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2013 and 2012	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

B) SHARE-BASED PAYMENTS (CONTINUED)

ii) Performance share units

Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on December 31 of the third calendar year following the end of the fiscal year during which the PSU award is made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.

Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a special purpose entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 5A)).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2012	863,866
Granted[1]	805,921
Forfeited	(469,072)

Outstanding as at March 31, 2013	1,200,715

[1]	The PSUs granted in the period had a grant date fair value of $23.65 per unit.

C) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the three and six months ended March 31:

	Three months ended March 31
	2013			2012
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	114,188	307,382,435	0.37	105,726	257,415,349	0.41
Net effect of dilutive stock options and PSUs[2]		8,377,814			9,518,615

	114,188	315,760,249	0.36	105,726	266,933,964	0.40

	Six months ended March 31
	2013			2012
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	136,633	307,006,060	0.45	212,269	258,359,470	0.82
Net effect of dilutive stock options and PSUs[2]		8,503,120			9,688,053

	136,633	315,509,180	0.43	212,269	268,047,523	0.79

[1]

The 5,000 Class A subordinate shares repurchased and 1,200,715 Class A subordinate shares held in trust during the six months ended March 31, 2013 (4,915,000 and 863,866, respectively, during the six months ended March 31, 2012), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction.

[2]

The calculation of the diluted earnings per share excluded 7,005,217 stock options for the three and six months ended March 31, 2013 (2,499,333 and 2,513,660 for the three and six months ended March 31, 2012, respectively), as they were anti-dilutive.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2013 and 2012	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

6.	Accumulated other comprehensive income

	As at March 31, 2013	As at September 30, 2012 (Revised) (Note 7)
	$	$
Net unrealized gains (losses) on translating financial statements of foreign operations (net of accumulated income tax expense of $5,532 as at March 31, 2013 and $330 as at September 30, 2012)	151,687	(7,344)
Net unrealized (losses) gains on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations (net of accumulated income tax recovery of $7,686 as at March 31, 2013 and net of accumulated income tax expense of $959 as at September 30, 2012)	(49,398)	6,071
Net unrealized losses on cash flow hedges (net of accumulated income tax recovery of $3,134 as at March 31, 2013 and of $3,302 as at September 30, 2012)	(6,862)	(6,343)
Net unrealized actuarial (losses) gains (net of accumulated income tax recovery of $327 as at March 31, 2013 and net of accumulated income tax expense of $1,961 as at September 30, 2012)	(2,528)	4,578
Net unrealized gains on investments available for sale (net of accumulated income tax expense of $1,375 as at March 31, 2013 and $1,276 as at September 30, 2012)	3,563	3,339

	96,462	301

For the six months ended March 31, 2013, $1,086,000 of the net unrealized gains previously recognized in other comprehensive income (loss) (net of income taxes of $73,000) were reclassified to net earnings for derivatives designated as cash flow hedges.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2013 and 2012	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

7.	Investments in subsidiaries

MODIFICATIONS TO PRELIMINARY PURCHASE PRICE ALLOCATION

The preliminary purchase price allocation shown below relates to the acquisition of Logica on August 20, 2012. During the six months ended March 31, 2013, the Company modified the preliminary purchase price allocation and has retrospectively revised the impact of changes to the preliminary purchase price allocation. However, since the effect on net income was not material to the periods subsequent to the acquisition date, the cumulative adjustment to earnings was accounted for in the three and six months ended March 31, 2013. Goodwill has not yet been allocated to the revised cash-generating units. The final purchase price allocation is expected to be completed as soon as management has gathered all of the significant information available and considered necessary in order to finalize this allocation.

	Preliminary purchase price allocation	Adjustments[1]	Revised purchase price allocation
	$	$	$
Assets
Current assets[2]	1,374,838	(20,487)	1,354,351
Property, plant and equipment	250,808	(228)	250,580
Contract costs	71,697	2,131	73,828
Intangible assets	603,683	(68,199)	535,484
Other long-term assets	87,789	(1,667)	86,122
Deferred tax assets	197,210	86,695	283,905
Goodwill[3]	3,276,172	124,528	3,400,700

	5,862,197	122,773	5,984,970

Liabilities
Current liabilities	(1,546,273)	(121,138)	(1,667,411)
Debt	(808,775)	—	(808,775)
Deferred tax liabilities	(43,616)	(9,306)	(52,922)
Long-term provisions	(182,880)	82,881	(99,999)
Retirement benefits obligations	(113,526)	—	(113,526)
Other long-term liabilities	(426,864)	(75,210)	(502,074)

	(3,121,934)	(122,773)	(3,244,707)

Bank overdraft assumed, net	(57,883)	—	(57,883)

Net assets acquired	2,682,380	—	2,682,380

Cash consideration	2,676,912		2,676,912
Consideration payable	5,468		5,468

[1]	Adjustments include presentation reclassifications.
[2]	The current assets include accounts receivable with a fair value of $859,684,000 which approximates the gross amount due under the contracts.
[3]

Goodwill represents the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on assumptions of management. These assumptions include the future expected cash flows arising from the intangible assets identified as client relationships, business solutions, and trademarks. The preliminary goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2013 and 2012	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

7.	Investments in subsidiaries (continued)

IMPACT ON CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2012

The following represents the revised consolidated balance sheet as at September 30, 2012. A discussion of the adjustments and resulting impact for the six month ended March 31, 2013 are presented further below.

As at September 30, 2012	As previously reported		Preliminary purchase price adjustments	Foreign exchange on adjustments	Revised
	$		$	$	$
Assets
Current assets
Cash and cash equivalents	113,103		—	—	113,103
Short-term investments	14,459		—	—	14,459
Accounts receivable	1,446,149	A	(39,405)	(1,092)	1,405,652
Work in progress	744,482	A	12,010	370	756,862
Prepaid expenses and other current assets	244,805	A	(10,586)	(34)	234,185
Income taxes	24,650	I	17,494	(11)	42,133

Total current assets before funds held for clients	2,587,648		(20,487)	(767)	2,566,394
Funds held for clients	202,407		—	—	202,407

Total current assets	2,790,055		(20,487)	(767)	2,768,801
Property, plant and equipment	500,995	A,B,F	(228)	101	500,868
Contract costs	167,742	A	2,131	(2)	169,871
Intangible assets	858,892	C	(68,199)	(2,484)	788,209
Other long-term assets	96,351	A	(1,667)	(59)	94,625
Deferred tax assets	219,590	I	86,695	376	306,661
Goodwill	5,819,817		124,528	4,492	5,948,837

	10,453,442		122,773	1,657	10,577,872

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,156,737	A	3,673	208	1,160,618
Accrued compensation	539,779	D	(1,340)	(66)	538,373
Deferred revenue	443,596	A	43,602	942	488,140
Income taxes	177,030	I	(18,649)	169	158,550
Provisions	160,625	E,F	83,142	1,673	245,440
Current portion of long-term debt	52,347		—	—	52,347

Total current liabilities before clients’ funds obligations	2,530,114		110,428	2,926	2,643,468
Clients’ funds obligations	197,986		—	—	197,986

Total current liabilities	2,728,100		110,428	2,926	2,841,454
Deferred tax liabilities	171,130	I	9,306	(1,738)	178,698
Long-term provisions	216,507	E,F	(72,171)	(2,303)	142,033
Long-term debt	3,196,061		—	—	3,196,061
Retirement benefits obligations	118,078		—	—	118,078
Other long-term liabilities	601,232	A,G,H	75,210	2,196	678,638

	7,031,108		122,773	1,081	7,154,962

Equity
Retained earnings	1,113,225		—	—	1,113,225
Accumulated other comprehensive income	(275)		—	576	301
Capital stock	2,201,694		—	—	2,201,694
Contributed surplus	107,690		—	—	107,690

	3,422,334		—	576	3,422,910

	10,453,442		122,773	1,657	10,577,872

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2013 and 2012	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

7.	Investments in subsidiaries (continued)

IMPACT ON CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2012 (CONTINUED)

DISCUSSION OF ADJUSTMENTS

A.	Contract accounting

During the six months ended March 31, 2013, the Company obtained supplementary information and reviewed estimates related to client contracts and made reclassifications. As a result, accounts receivable, prepaid expenses and other current assets, other long-term assets and other long-term liabilities have decreased by an amount of approximately $39,400,000, $10,600,000, $1,700,000 and $5,600,000, respectively. Work in progress, property, plant and equipment, contract costs, accounts payable and accrued liabilities and deferred revenues have increased by an amount of approximately $12,000,000, $1,600,000, $2,100,000, $3,700,000 and $43,600,000, respectively.

B.	Buildings

During the six months ended March 31, 2013, the Company has refined the assumptions related to the fair value of buildings acquired. As a result, property, plant and equipment has decreased by an amount of approximately $2,800,000.

C.	Intangible assets

The Company has refined the assumptions related to cash flows. As a result, client relationships within intangible assets has decreased by an amount of approximately $68,200,000.

D.	Accrued compensation

The Company adjusted the accrued compensation provision. As a result, accrued compensation decreased by an amount of approximately $1,300,000.

E.	Litigations and claims

The Company has settled claims that have been agreed upon by both parties for a social security and contractual dispute claim against the Company. As a result, litigations and claims within current and long-term provisions have decreased by an amount of approximately $26,500,000. In addition, certain reclassifications were made from long-term provisions to current provisions.

F.	Lease provisions

The Company has refined the assumptions related to the discount rate, sub-lease rental cash flows and costs to restore premises at the end of th lease period. As a result, onerous leases and decommissioning liabilities within current and long-term provisions and leasehold improvements within property, plant and equipment have increased by an amount of approximately $37,500,000 and $1,000,000, respectively.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2013 and 2012	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

7.	Investments in subsidiaries (continued)

IMPACT ON CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2012 (CONTINUED)

DISCUSSION OF ADJUSTMENTS (CONTINUED)

G.	Fair value of client contracts

The Company has refined the assumptions related to the discount rate and the expected amount and timing of future cash flows related to client contracts. As a result, deferred revenue within other long-term liabilities has increased by an amount of approximately $60,100,000.

H.	Fair value of lease contracts

The Company has refined the assumptions related to the discount rate and rental rates in effect at the acquisition date of lease contracts. As a result, deferred rent within other long-term liabilities has increased by an amount of approximately $20,700,000.

I.	Income taxes

During the six months ended March 31, 2013, the Company obtained supplementary information concerning income tax provisions. As a result, income taxes payable decreased by an amount of approximately $28,300,000. The related income tax impact of the adjustments to purchase price allocation on income taxes receivable, income taxes payable and deferred tax liabilities was a decrease by an amount of approximately $300,000, $8,100,000 and $67,100,000, respectively while deferred tax assets increased by an amount of approximately $10,300,000. In addition, for presentation purposes, reclassifications were made from income taxes payable to income taxes receivable for an amount of approximately $17,800,000 and from deferred tax liabilities to deferred tax assets for an amount of $76,400,000.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2013 and 2012	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

8.	Segmented information

In the prior year, management regularly reviewed the Company’s operating results through five operating segments, namely: U.S., Canada, GIS, Europe & Asia Pacific and Logica. Effective October 1, 2012, as a result of changes to the management reporting structure in the current year, the Company is now managed through seven operating segments which are based on its geographic delivery model, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco); United Kingdom (“U.K.”); Central and Eastern Europe (including Netherlands, Germany and Belgium) (“CEE”); and Asia Pacific (including Australia, India, Philippines and the Middle East).

The following presents information on the Company’s operations based on its current management structure effective October 1, 2012. The Company has retrospectively revised the segmented information for the comparative periods to conform to the new segmented information structure.

	For the three months ended March 31, 2013
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$
Segment revenue	621,245	511,224	420,431	329,647	277,898	253,622	112,158	2,526,225

Earnings before acquisition-related and integration costs, finance costs, finance income and income tax expense[1]	61,973	38,621	73,889	31,522	29,433	12,799	13,354	261,591
Acquisition-related and integration costs								(81,367)
Finance costs								(31,660)
Finance income								1,369

Earnings before income taxes								149,933

[1]

Amortization and depreciation included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $25,993,000, $15,148,000, $24,016,000, $3,686,000, $13,417,000, $11,915,000 and $5,932,000 respectively, for the three months ended March 31, 2013.

	For the three months ended March 31, 2012
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$
Segment revenue	524,270	10,056	450,712	7,689	14,791	22,478	35,795	1,065,791

Earnings before finance costs, finance income, and income tax expense[1]	60,954	674	84,745	369	752	919	7,977	156,390
Finance costs								(9,480)
Finance income								547

Earnings before income taxes								147,457

[1]

Amortization and depreciation included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $22,944,000, $108,000, $24,557,000, $33,000, $905,000, $215,000 and $1,372,000 respectively, for the three months ended March 31, 2012.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2013 and 2012	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2013 and 2012

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

8.	Segmented information (continued)

	For the six months ended March 31, 2013
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$
Segment revenue	1,198,573	1,044,875	848,135	651,087	570,807	516,318	229,359	5,059,154

Earnings before acquisition-related and integration costs, finance costs, finance income and income tax expense[1]	122,377	55,866	157,515	44,740	38,568	27,881	24,135	471,082
Acquisition-related and integration costs								(234,786)
Finance costs								(58,857)
Finance income								3,030

Earnings before income taxes								180,469

[1]

Amortization and depreciation included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $49,015,000, $39,263,000, $49,749,000, $13,999,000, $31,422,000, $18,007,000 and $12,362,000 respectively, for the six months ended March 31, 2013.

	For the six months ended March 31, 2012
	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
	$	$	$	$	$	$	$	$
Segment revenue	1,021,529	19,938	895,695	15,696	30,714	45,207	69,151	2,097,930

Earnings before finance costs, finance income, other income, share of profit on joint venture and income tax expense[1]	107,829	1,102	168,329	380	1,678	2,894	14,124	296,336
Finance costs								(14,766)
Finance income								1,004
Other income								5,646
Share of profit on joint venture								3,996

Earnings before income taxes								292,216

[1]

Amortization and depreciation included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $45,907,000, $216,000, $48,915,000, $88,000, $1,898,000, $437,000 and $2,586,000 respectively, for the six months ended March 31, 2012.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3) of the Company’s consolidated financial statements for the year ended September 30, 2012. Intersegment revenue is priced as if the revenue was from third parties.

9.	Financial instruments

During the three months ended March 31, 2013, the Company entered into a cross-currency swap agreement related to its unsecured committed term loan credit facility for a notional amount of US$675,000,000. The effect of this financial instrument is to convert U.S dollar drawn amount to Canadian dollar at the effective floating interest rate. As at March 31, 2013, the fair value of the cross-currency swap within accrued liabilities was $7,496,000. This cross-currency swap is not designated as a hedge.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2013 and 2012	16